[LETTERHEAD OF MCGUIREWOODS LLP]

William A. Newman	wanewman@mcguirewoods.com
Direct: 212.548.2160	Direct Fax: 212.548.2170

January 9, 2007

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Security and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

VIA FACSIMILE 202-772-9210

Re:	Diomed Holdings, Inc.
Registration Statements on Form SB-2
Filed 11/13/06 (SEC File No. 333-138587)

Dear Mr. Mancuso:

On behalf of our client, Diomed Holdings, Inc. (the “Company”), this letter constitutes the Company’s response to your letter dated December 21, 2006 (the “Second Comment Letter”) setting forth the Staff’s reply to the Company’s response, dated December 6, 2006 (the “First Response Letter”) to Perry Hindin’s letter (the “First Comment Letter”) regarding the Registration Statement referenced above. Please note that, as with the First Response Letter, all factual information with respect to the Company included in this letter was provided to us by the Company. For ease of reference, we have restated the Staff’s comment in italicized text and provided our responses below.

General

1.
Please expand your response to prior comment 1 to quantify the percentage of outstanding shares held by non-affiliates registered for each group of related selling shareholders. Include in your calculations the shares that the selling shareholders may sell using other registration statements.

Attached as Exhibit A to this letter is a table setting forth underlying shares of the Company’s common stock for (i) those securities issued as the result of new investment in the 2006 Financing and (ii) those securities issued as the result of the exchange of previously issued 2005 Preferred Stock for 2006 Preferred Stock and antidilution adjustments to previously issued warrants and convertible debentures. As requested, the table groups related selling stockholders and indicates the underlying number of shares of common stock and the number of shares of common stock being registered under the Registration Statement, and the respective percentages of the currently outstanding shares of common stock held by non-affiliates. Information in the table relating to the securities being issued in respect of  of previously issued preferred shares that were exchanged and antidilution adjustments to previously outstanding securities includes those shares of common stock held by the selling stockholders, virtually all of which are currently covered by other registration statements.

Mr. Russell Mancuso
January 9, 2007

For purposes of determining the number of shares of common stock held by affiliates, only those shares of common stock held by executive officers and directors of the Company were included as affiliate shares, on the basis of the rationale set forth under the section of the discussion in the First Response Letter captioned “Analysis under Rule 415(a)(1)(i) as Traditionally Applied,” responding to Comment No. 1 in the First Comment Letter. The number of shares of common stock held by these officers and directors was determined as of the time of the 2006 Financing, as stated in the section of the Registration Statement captioned “Security Ownership of Certain Beneficial Owners and Management.”

As detailed in Exhibit A, the aggregate of all shares of common stock being registered on behalf of selling stockholders whose shares of common stock relate to the new investment in the 2006 Financing equals approximately 30.1% of the outstanding shares of common stock held by non-affiliates (approximately 24.5% of the actual number of underlying shares of common stock without giving effect to the 25% allowance for shares of common stock being registered to cover potential future additional antidilution adjustments to these securities, as required by contract), previously issued and the aggregate of all shares of common stock being registered on behalf of selling stockholders whose shares of common stock relate to previously issued exchanged preferred stock and antidilution adjustments to other previously issued securities (including shares of common stock already registered) equals approximately 36.2% of the outstanding shares of common stock held by non-affiliates (approximately 28.9% of the actual number of underlying shares of common stock without giving effect to the 25% allowance for shares being registered to cover potential future additional antidilution adjustments to these securities, as required by contract).

Information Regarding the Selling Stockholders, page 74

2.
We note your response to prior comment 5. If a selling securityholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representations in the prospectus:

•	The seller purchased in the ordinary course of business; and

•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Mr. Russell Mancuso
January 9, 2007

Please be advised that each of the selling securityholders represented to the Company in writing at the time it made the investment in the 2006 Preferred Stock that (1) it was acquiring the securities in the ordinary course of its business, (2) it did not have any agreement or understanding, directly or indirectly, with any person to distribute or sell any of the securities, (3) it was acquiring the securities as principal for its own account and not with a view to or for distributing, reselling or offering such securities or any part thereof, (4) it had no present intention of distributing or offering any of such securities and (5) that it had no arrangement or understanding with any other persons regarding the distribution of such securities. For your reference, the foregoing representations were included in Section 3.2(b) of the Securities Purchase Agreement pursuant to which the selling securityholders acquired the 2006 Preferred Stock. The Company has also separately reminded the selling securityholders of these representations and advised them that on behalf of the selling securityholders, the Company will include in the Registration Statement the specific representations noted in Comment No. 2. The Company will therefore include these representations expressly in the selling stockholders section of the amended Registration Statement when it is refilled. Therefore, none of the selling securityholders ought to be considered an underwriter with respect to the securities being offered for sale pursuant to the Registration Statement.

* * *

We trust that the above information is helpful and fully responds to the Second Comment Letter. Should there be any questions, please do not hesitate to contact the undersigned (direct telephone no. 212-548-2160) or, in my absence, you may speak with my colleague, Patrick Zabatta (direct telephone 212-548-2164).

Yours truly,

/s/ William A. Newman
William A. Newman

cc:	Perry Hindin, Esq.
Tim Buchmiller, Esq.
James A. Wylie
David B. Swank

EXHIBIT A TO DIOMED RESPONSE LETTER DATED JANUARY 9, 2007
Name of Selling Stockholder or Group of Related Selling Stockholders	Amount of Shares underlying New Investment	Amount of Shares underlying New Investment being Registered[1]	Shares underlying New Investment as a Percentage of Outstanding Shares[2]	Shares Being Registered for New Investment as a Percentage of Outstanding Shares[3]	Amount of Shares underlying Previously Issued Securities	Amount of Shares Being Registered[4]	Shares underlying Previously Issued Securities as a Percentage of Outstanding Shares[5]	Shares Being Registered for Previously Issued Securities as a Percentage of Outstanding Shares[6]
Westfield Group[7]	1,740,000	2,175,000	4.7%	5.9%	-	-	-	-
New England/Nexus Group[8]	1,304,348	1,630,435	3.5%	4.4%	-	-	-	-
ProMed Group[9]	1,800,000	2,250,000	4.9%	6.1%	1,768,693	2,210,867	4.8%	6.1%
SDS Capital Group SPC Ltd.	2,600,000	3,250,000	7.0%	8.8%	-	-	-	-
MCF Navigator Master Fund, Ltd.	260,000	325,000.1%		.1%	-	-	-	-
Camber Capital Fund L.P.	220,000	275,000.1%		.1%	-	-	-	-
Robert S. Martin	220,000	275,000.1%		.1%	-	-	-	-
Oliveira Capital, LLC	220,000	275,000.1%		.1%	-	-	-	-
Alan W. Steinberg, L.P.	220,000	275,000.1%		.1%	-	-	-	-
Valley Forge Investments, Ltd.	220,000	275,000.1%		.1%	-	-	-	-
Cipher 06, LLC	190,000	237,500.1%		.1%	-	-	-	-
Guerilla IRA Partners, L.P.	40,000	50,000	<.1%	<.1%	-	-	-	-
Douglas Schmidt	40,000	50,000	<.1%	</1%	-	-	-	-
TOTAL	9,074,348	11,342,935	24.5%	30.1%	-	-	-	-
Advantage Group[10]	-	-	-	-	455,760	569,700	1.2%	1.5%
Gruber McBain Group[11]	-	-	-	-	1,823,041	2,278,801	4.9%	6.1%
North Sound Group[12]	-	-	-	-	4,566,299	5,707,874	12.3%	16.4%
Broadfin Healthcare Fund LP	-	-	-	-	136,728	170910	<.1%	<.1%
Alpha Capital	-	-	-	-	273,457	341,821.1%		.1%
Fractal Holdings, LLC	-	-	-	-	45,576	56,970	<.1%	<.1%
Omicron Master Trust	-	-	-	-	31,252	39,065	<.1%	<.1%
Iroquois Capital	-	-	-	-	223,506	279,383.1%		.1%
Cranshire Capital	-	-	-	-	447,013	558,766.1%		.2%
Rockmore Investment Master Fund Ltd.	-	-	-	-	303,908	379,885.1%		.1%
Portside Growth and Opportunity Fund	-	-	-	-	653,631	817,039.2%		.2%
Sunrise Group[13]	-	-	-	-	16,528	20,659	<.1%	<.1%
TOTAL	-	-	-	-	10,745,392	13,431,740	28.9%	36.2%

[1]	125% of the amount of shares underlying new investment.
[2]	Based on 37,079,662 outstanding shares held by non-affiliates on a fully-diluted basis immediately following September 30, 2006 transaction, rounded to nearest 1/10 percent.
[3]	Based on 37,079,662 outstanding shares held by non-affiliates on a fully-diluted basis immediately following September 30, 2006 transaction, rounded to nearest 1/10 percent.
[4]	125% of the amount of shares underlying replacement securities.
[5]	Based on 37,079,662 outstanding shares held by non-affiliates on a fully-diluted basis immediately following September 30, 2006 transaction, rounded to nearest 1/10 percent.
[6]	Based on 37,079,662 outstanding shares held by non-affiliates on a fully-diluted basis immediately following September 30, 2006 transaction, rounded to nearest 1/10 percent.
[7]	Westfield Group comprised of Westfield Life Sciences Fund, L.P., Westfield Life Sciences Fund II, L.P. and Westfield Microcap Fund, L.P.
[8]	New England/Nexus Group comprised of New England Partners Capital, L.P. and Nexus Medical Partners II SCA SICAR.
[9]
As to New Investment, comprised of ProMed Partners, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, L.P., David Musket (investor and designee of placement agent to receive placement warrants) and Paul Scharfer, Barry Kurokawa, Josh Golumb and David Bartash (each a designee of placement agent to receive placement warrants). As to Repriced Securities, PromMed Partners, L.P., ProMed Partners II, L.P, ProMed Offshore Fund, Ltd., ProMed Fund II, Ltd.

[10]	Comprised of Advantage Advisors Catalyst Partners, Advantage Advisors Catalyst Intl. Ltd., Ridgecrest Partners Ltd., Ridgecrest Partners LP and Ridgecrest Partners QP LP.
[11]	Comprised of Lagunitas Partners L.P., Gruber & McBain International, Jon D. and Linda W. Gruber Trust and J. Patterson McBain.
[12]	Comprised of North Sound Legacy International Ltd and North Sound Legacy Institutional Fund.
[13]	Comprised of the holders of warrants issued to designees of former placement agent, Sunrise Securities Corp., in financing transaction completed November 25, 2003.